October 31, 2008
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 6010
Washington, D.C. 20549

Re:	HealthSpring, Inc. (“HealthSpring”)
Form 10-K for the Year Ended December 31, 2007 (“2007 Form 10-K”)
Filed February 29, 2008
File No. 001-32739
Dear Mr. Rosenberg:
     The purpose of this letter is to update the staff of the Securities and Exchange Commission (the “Staff”) as to the status of the responses by HealthSpring to the Staff’s comments on HealthSpring’s 2007 Form 10-K. As you are aware, HealthSpring responded to the Staff’s written comments issued on August 28, 2008 by letter dated September 11, 2008 (the “Original Response”). The Staff provided additional comments to the 2007 Form 10-K and the Original Response by telephone to representatives of HealthSpring on October 1, 2008.
     As HealthSpring representatives have discussed since then with the Staff, namely Kei Ino, in order to appropriately respond to the Staff’s requests for additional disclosure, HealthSpring is required to retrieve and analyze historical actuarial and accounting data from each of its HMO subsidiaries, which is a time intensive process. As we indicated to Ms. Ino, we now expect to receive such data from our HMO subsidiaries on or about November 7, 2008 and would expect to submit a formal written response to the Staff within several days thereafter. If for some reason our anticipated schedule changes, we will advise the Staff accordingly.
     If you have any questions concerning the foregoing, please do not hesitate to contact me at (615) 263-6140, or Brigham Freeze, the Company’s Director of Financial Reporting, at (615) 236-6123.
Sincerely,
/s/ J. Gentry Barden
J. Gentry Barden
Senior Vice President and General Counsel

cc:	Don Abbott, Securities and Exchange Commission
Kei Ino, Securities and Exchange Commission
Brigham Freeze, HealthSpring, Inc.